October 4, 2013

VIA EDGAR AND E-MAIL

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	Tender Offer for Astex Pharmaceuticals, Inc. (“Astex”) Schedule 14D-9 Filing Request
Dear Ms. Kim:

This letter constitutes the response on behalf of Sarissa Capital Management LP (“Sarissa”) to the comments of the Staff of the U.S. Securities and Exchange Commission (the “SEC” or the “Commission”) that were contained in your letter dated October 3, 2013 (the “Comment Letter”).  In your letter, you note that “[Sarissa] appear[s] [to be] making a solicitation or recommendation to shareholders about the tender offer by issuing the open letter,” thereby requiring the filing of a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”).  Sarissa respectfully submits that the open letter issued on October 2, 2013 (the “Open Letter”) did not constitute a “solicitation” or “recommendation” for purposes of Rule 14d-9 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and therefore it is not required to file a Schedule 14D-9.

The terms “solicitation” and “recommendation” are not defined in Rule 14d-1(g) under the Exchange Act and we know of no other SEC interpretations or guidance on these terms in the context of a tender offer.  Therefore, when seeking guidance on compliance with rules utilizing these terms we look to how these terms are defined in other Exchange Act rules and promulgated interpretations thereof.  We understand that this approach is consistent with past Staff practices.  The term “solicitation” is defined in the proxy rules, specifically in Rule 14a-1(l), and we respectfully submit that this definition should be used by analogy for purposes of Rule 14d-9.  The definition of “solicitation” in Rule 14a-1(l) includes “any request to execute or not to execute, or to revoke, a proxy” and any “communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.”  We believe that this definition should apply, by analogy, to the tender offer context.  We also note that in the adopting release for the proxy rules issued by the SEC on October 16, 1992 (the “Proxy Release”), the SEC expressly stated that “[t]he simple announcement by shareholders of how they intend to vote, whether or not coupled with the shareholders’ reasons for their voting decisions, are not subject to the proxy rules.”  We respectfully submit that this position should apply by analogy in the tender offer context, such that statements, such as those made in the Open Letter, regarding a shareholders’ decision not to tender into a tender offer and the reasons therefor, should not be subject to the tender offer rules.  In addition, Rule 14a-1(l)(2) expressly provides that a “solicitation” does not include, among other things, “[a] communication by a security holder who does not otherwise engage in a proxy solicitation…stating how the security holder intends to vote and the reasons therefor” so long as the communication is “made by means of…press releases…appearing in a broadcast media, or newspaper, magazine or other bona fide publication disseminated on a regular basis.”  Applying this definition, by analogy, to a tender offer, a “solicitation” would not include a communication by a security holder who is not otherwise involved in the tender offer stating whether it intends to tender its shares into the tender offer and the reasons for such position, so long as such communication is made through, among other means, a widely disseminated press release.   In summary, Sarissa respectfully submits that the issuing of the Open Letter does not constitute a “solicitation” for purposes of Rule 14d-9, based both on the express guidance provided by the SEC in the Proxy Release and the terms of Rule 14a-1(l)(2), each of which we submit should apply by analogy to the tender offer context.

As noted above, the term “recommendation” is not defined in Rule 14d-1(g) under the Exchange Act and we know of no other SEC interpretation or guidance on the use of this term.  However, we do note the terms of Item 1012(a) of Regulation M-A, which provide that if the Schedule 14D-9 “relates to a recommendation, [the filing person is required to] state whether [it] is advising holders of subject securities to accept or reject the tender offer or to take other action with respect to the tender offer….”  On this basis, we respectfully submit that the term “recommendation” requires specific advice directed to shareholders as to whether they should tender their shares into a tender offer, but does not include statements regarding a shareholder’s intention not to tender its shares in a tender offer and the reasons therefor– such statements are not directed to shareholders and do not advise shareholders of the manner in which they should respond to the tender offer.  Additionally, a contrary interpretation would make compliance with obligations triggered by recommendations or the lack of recommendations problematic.  For example, Item 1012(a) of Regulation M-A provides that “if the filing person is the subject company and is not making a recommendation, state whether the subject company is expressing no opinion and is remaining neutral toward the tender offer or is unable to take a position with respect to the tender offer.”  In this context, if the term “recommendation” is not limited to circumstances where the subject company is directly advising shareholders whether to tender their shares, a subject company can legitimately proffer that any supportive or non-supportive statements made by it concerning the tender offer constitutes a “recommendation” and therefore it is not required to provide this additional important information to security holders in response to Item 1012(a) of Regulation M-A because it has in fact made a recommendation.  Basically, the affirmative obligations of a subject company to make recommendations regarding tender offers to its shareholders or to expressly remain neutral would be gutted by such a broad interpretation of the term “recommendation.”

We also respectfully submit that a contrary reading of the term “recommendation” would result in shareholders of a company subject to a tender offer (a “Tender Company”) having more limited communication rights, when compared to shareholders of a publicly listed company that has agreed to be acquired in a one-step merger (a “Merged Company”), inasmuch as shareholders of a Merged Company would be free to communicate their voting intentions and the reasons therefor without concern that such communications could be deemed a “solicitation” requiring compliance with the proxy rules.  On the other hand, shareholders of a Tender Company would, if a substantively identical communication is made thereby, run the risk of such communication being deemed a “recommendation,” thereby requiring compliance with Rule 14d-9, including the filing of a Schedule 14D-9.  In addition, on the basis that the SEC guidance in the Proxy Release and the definition of “solicitation” set forth in Rule 14a-1(l) should apply in the tender offer context, we believe that it would be an anomalous result if the very communications that a shareholder of a Tender Company is permitted to make pursuant such guidance and rule without filing a Schedule 14D-9 would be deemed a “recommendation” for purposes of Rule 14d-9, thereby requiring the filing of a Schedule 14D-9.  A contrary view of the term “recommendation” would swallow the term “solicitation” and render it unnecessary surplusage.  The risk of disparate treatment of shareholders of a Tender Company compared to shareholders of a Merged Company will become even greater as more companies rely on the new Delaware General Corporation Law Section 251(h) to use the tender offer structure.

In the present context, Sarissa did not issue the Open Letter for purposes of soliciting or recommending that shareholders of Astex tender or not tender the shares owned thereby.  Rather, Sarissa issued the Open Letter to (i) disclose to the board of directors of Astex its intention not to cause its affiliated funds to tender any shares owned thereby into the tender offer and the reasons therefor,1 including its dissatisfaction with the price, timing and process relating to, and disclosures made in connection with, the pending tender offer, (ii) inform Otsuka, the current offeror, that such funds have no intention to tender their shares on the current terms, and (iii) ensure that potential bidders that may not have been invited to participate in the Astex run auction process were aware of the proposed transaction, Sarissa’s dissatisfaction therewith, and that based on the structure and terms of the proposed transaction, potential bidders that acted quickly would have sufficient time to determine whether to make a competing bid to acquire Astex.2  Importantly, the Open Letter was not addressed to shareholders of Astex and did not contain any advice directed to such shareholders as to whether they should tender their shares into the offer.  Sarissa recognizes that communications directed to shareholders that do contain a recommendation or solicitation are required to be filed under cover of Schedule 14D-9.  In this regard, Sarissa intends to file any communications that are recommendations or solicitations of shareholders with regard to the tender offer for Astex under cover of Schedule 14D-9 in compliance with Rule 14d-9.

1 The Comment Letter highlights the following statements: (i) “Sarissa Capital will not tender at current price.  Sarissa Capital believes flawed process led to low price.”; (ii) “[w]e believe the recently announced merger transaction with Otsuka Pharmaceutical significantly undervalues Astex….”; and (iii) “[i]n summary, we believe near term clinical data and the possibility of a properly run bidding process in the future could lead to significantly more value for our Astex shares.”  These statements were included in the Open Letter for purposes of setting forth the reasons that Sarissa’s affiliated funds would not be tendering their shares in the offer, not for purposes of advising other shareholders whether they should tender their shares in the offer.

2 The Comment Letter highlights the following statements: (i) “[a]s shareholders, we benefit from extending the offer period as long as possible.”; and (ii) [w]e are reaching out to potential bidder s who we believe were left out of the process.”  Both of these statements were included in a paragraph explaining a reason that Sarissa would not be tendering its shares into the offer, namely that it believed that an alternative bid at a higher valuation was possible.  Sarissa’s inclusion of this information in the Open Letter was not for purposes of advising shareholders whether to tender their shares in the offer, but rather to put potential bidders on notice that a large shareholder did not intend to tender its shares into the offer and that the terms of the offer were such that such bidders had sufficient time to analyze the acquisition opportunity.

We would welcome the opportunity to discuss the views expressed in this letter with the Staff.  Please feel free to call me at (203) 302-2329 should you wish to discuss.

Sincerely,

Mark DiPaolo
General Counsel
Sarissa Capital Management LP